Exhibit 99.1

MEDIA CONTACTS:	INVESTOR CONTACT:
Jonathan Birt Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300	Chris Burns Ph: 353 1 709 4444 800 252 3526

Elan to Present at the Morgan Stanley Global Healthcare Unplugged Conference
and Host Company Day

DUBLIN, Ireland – April 18, 2008 – Elan Corporation, plc (NYSE: ELN) today announced that it will present at the Morgan Stanley Global Healthcare Unplugged Conference on Thursday, May 1, 2008 at 11:20am EDT in Miami, Florida. Interested parties may access a live audio web cast of the presentation by visiting the Investor Relations section of the Elan website at www.elan.com, then clicking on the event icon.

In addition, Elan will hold a Company Day on Wednesday May 7, 2008, beginning at 8am EDT and ending around 12pm EDT. The event will include strategic overviews of Research, Development, Commercial and Elan Drug Technology activities. Interested parties may access a live audio web cast of the event by visiting the Investor Relations section of the Elan website at www.elan.com, then clicking on the event icon.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Source: Elan Corporation, plc
###